SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Marvell Technology Group Ltd.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Shares, $0.002 par value Per Share

(Title of Class of Securities)

G5876H105

(CUSIP Number of Class of Securities)

(Underlying Options to Purchase Common Shares)

Clyde R. Hosein

Chief Financial Officer

Marvell Technology Group Ltd.

Canon’s Court, 22 Victoria Street

Hamilton HM 12, Bermuda

(441) 296-6395

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Carmen Chang, Esq.

Tom Savage, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

Tel: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$10,784,059.87	$423.81

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 48,815,788 common shares of Marvell Technology Group Ltd. having an aggregate value of $10,784,059.87 as of December 11, 2008 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of this transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to an offer by Marvell Technology Group Ltd., a Bermuda company (“Marvell” or the “Company”), to exchange (the “Exchange Offer”) certain options to purchase up to an aggregate of 48,815,788 common shares of the Company, whether vested or unvested, that are issued and outstanding under our amended and restated 1995 Stock Option Plan and have an exercise price per share of at least $12.00 (the “eligible options”). These eligible options may be exchanged for Restricted Stock Units (“RSUs”) upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for Restricted Stock Units dated December 16, 2008 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), (ii) the letters to all eligible employees from Dr. Sehat Sutardja, our Chairman, President and Chief Executive Officer, dated December 16, 2008, attached hereto as Exhibit (a)(1)(B), (iii) the Election Forms, attached hereto as Exhibit (a)(1)(C), and (iv) the Form of Option Converter, attached hereto as Exhibit (a)(1)(D). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” “Eligible employees” refers to all employees and consultants of the Company or its subsidiaries who continue to provide services through the date exchanged eligible options are cancelled. Notwithstanding the foregoing, the Company’s named executive officers and members of the Company’s board of directors as of the date of this Exchange Offer are not eligible employees.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

Marvell is the issuer of the securities subject to the Exchange Offer. Marvell maintains its registered office in Bermuda at Canon’s Court, 22 Victoria Street, Hamilton HM 2, Bermuda. Marvell’s telephone number in Bermuda is (441) 296-6395. The mailing address of Marvell’s business offices in Bermuda is Argyle House, 41A Cedar Avenue, Hamilton HM 12, Bermuda. The information set forth in the Offer to Exchange under the caption “The Offer” titled “Information concerning Marvell” is incorporated herein by reference.

(b) Securities.

The subject class of securities consists of the eligible options. The actual number of the Company’s common shares subject to the RSUs to be issued in the Exchange Offer will depend on the number of common shares subject to the exchanged options that are exchanged. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “Number of options; expiration date,” “Acceptance of options for exchange, issuance of restricted stock units and payments of cash,” and “Source and amount of consideration; terms of restricted stock units” is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer” titled “Price range of shares underlying the options” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the sections under the caption “The Offer” titled “Eligibility,” “Number of options; expiration date,” “Purposes of the offer,” “Procedures for electing to exchange options,” “Withdrawal rights and change of election,” “Acceptance of options for exchange; issuance of restricted stock units and payment of cash,” “Conditions of the offer,” “Price range of shares underlying the options,” “Source and amount of consideration; terms of restricted stock units,” “Status of options acquired by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material income tax consequences,” “Extension of offer; termination; amendment” and Schedule B attached to the Offer to Exchange is incorporated herein by reference.

(b) Purchases.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and named executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and named executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the section under the caption “The Offer” titled “Purposes of the offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “Acceptance of options for exchange; issuance of restricted stock units and payment of cash” and “Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Purposes of the offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Source and amount of consideration; terms of restricted stock units” is incorporated herein by reference.

(b) Conditions.

The information set forth in the section of the Offer to Exchange under the caption “Conditions of the offer” is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and named executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and named executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the sections of the Offer to Exchange under the captions “The Offer” titled “Financial statements” and “The Offer” titled “Additional information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and named executive officers; transactions and arrangements concerning the options” and “Legal matters; regulatory approvals” is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated December 16, 2008

(a)(1)(B)	Letters to all eligible employees from Dr. Sehat Sutardja, our Chairman, President and Chief Executive Officer, dated December 16, 2008

(a)(1)(C)	Election Forms

(a)(1)(D)	Form of option converter

(a)(1)(E)	Form of confirmation of receipt of election form

(a)(1)(F)	Form of reminders

(a)(1)(G)	Notice to eligible employees regarding expiration of offer period

(a)(1)(H)	Screen shots of offer website

(a)(1)(I)	Presentation materials

(a)(1)(J)	Notification to employees regarding presentation schedules

(b)	Not applicable

(d)(1)	Amended and Restated 1995 Stock Option Plan (incorporated by reference to Exhibit 10.24 of the registrant’s quarterly report on Form 10-Q for the period ended July 30, 2005 as filed on September 8, 2005)

(d)(2)	Form of Stock Unit Agreement and Notice of Grant of Award and Award Agreement for use with the Amended and Restated 1995 Stock Option Plan

(g)	Not applicable

(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3.

(a) Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

MARVELL TECHNOLOGY GROUP LTD.

/s/ Clyde R. Hosein
Clyde R. Hosein
Chief Financial Officer, Interim Chief Operating Officer and Secretary

Date: December 16, 2008

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated December 16, 2008

(a)(1)(B)	Letters to all eligible employees from Dr. Sehat Sutardja, our Chairman, President and Chief Executive Officer, dated December 16, 2008

(a)(1)(C)	Election Forms

(a)(1)(D)	Form of option converter

(a)(1)(E)	Form of confirmation of receipt of election or form

(a)(1)(F)	Form of reminders

(a)(1)(G)	Notice to eligible employees regarding expiration of offer period

(a)(1)(H)	Screen shots of offer website

(a)(1)(I)	Presentation materials

(a)(1)(J)	Notification to employees regarding presentation schedules

(b)	Not applicable

(d)(1)	Amended and Restated 1995 Stock Option Plan (incorporated by reference to Exhibit 10.24 of the registrant’s quarterly report on Form 10-Q for the period ended July 30, 2005 as filed on September 8, 2005)

(d)(2)	Form of Stock Unit Agreement and Notice of Grant of Award and Award Agreement for use with the Amended and Restated 1995 Stock Option Plan

(g)	Not applicable

(h)	Not applicable